UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as representative of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling stockholders and the underwriters, we and the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling stockholders, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated	4,730,000
SunTrust Robinson Humphrey, Inc.	860,000
William Blair & Company, L.L.C.	430,000
Canaccord Genuity Inc.	430,000
Janney Montgomery Scott LLC	430,000
Piper Jaffray & Co.	430,000
RBC Capital Markets, LLC	430,000
Wells Fargo Securities, LLC	430,000
Rabo Securities USA, Inc.	215,000
Santander Investment Securities Inc.	215,000
Total	8,600,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non defaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representative has advised us and the selling stockholders that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $1.59 per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds, before expenses, to us and the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their overallotment option described below.

	Per Share	Without Option	With Option
Public offering price	$71.00	$610,600,000	$702,190,000
Underwriting discount	$2.6625	$22,897,500	$26,332,125
Proceeds, before expenses, to Green Mountain Coffee Roasters, Inc.	$68.3375	$559,652,963	$647,808,338
Proceeds, before expenses, to the selling stockholders	$68.3375	$28,049,537	$28,049,537









Marsico Capital Management
COMMISSION REPORT
From 05-05-11 To 05-05-11

Sort Category: Broker

Name: Harbor Flexible Capital Fund

			Shares			Principal		Comm Per Share		Gross Comm			
Date	B/S	Symbol	Actual	Implied	Price	Actual	Implied	Actual	Implied	Actual	Implied	Portfolio	Purpose
Canaccord Capital													
5/5/2011	B	gmcr		104	71		7384		1.59		165.36	4740	Secondary
TOTAL				104			7384			0	165.36		
Janney Montgomery Scott													
5/5/2011	B	gmcr		104	71		7384		1.59		165.36	4740	Secondary
TOTAL				104			7384			0	165.36		
Piper Jaffray													
5/5/2011	B	gmcr		104	71		7384		1.59		165.36	4740	Secondary
TOTAL				104			7384			0	165.36		
RBC Capital Markets													
5/5/2011	B	gmcr		104	71		7384		1.59		165.36	4740	Secondary
TOTAL				104			7384			0	165.36		
Santander Central Hispano													
5/5/2011	B	gmcr		52	71		3692		1.59		82.68	4740	Secondary
TOTAL				52			3692			0	82.68		
SunTrust Robinson Humphrey													
5/5/2011	B	gmcr		208	71		14768		1.59		330.72	4740	Secondary
TOTAL				208			14768			0	330.72		
Wells Fargo Securities													
5/5/2011	B	gmcr		104	71		7384		1.59		165.36	4740	Secondary
TOTAL				104			7384			0	165.36		
William Blair													
5/5/2011	B	gmcr		104	71		7384		1.59		165.36	4740	Secondary
TOTAL				104			7384			0	165.36		
GRAND TOTAL										0	1405.56		

Domestic syndicated offerings - 2011

Syndicate Type	Trade Date	Ticker	Name	Total Offering Value	Price	Gross Spread	Gross Spread %
IPO	3/17/11	CSOD	Cornerstone OnDemand, Inc.	$136,500,000	$13.00	$0.93	7.14%
IPO	4/14/11	ZIP	Zipcar	$174,313,962	$18.00	$1.26	7.00%
Secondary	4/20/11	TRGP	Targa Resources Corp.	$179,274,500	$31.73	$1.08	3.40%